UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
A. SCHULMAN, INC.
(Name of Subject Company (Issuer))
A. SCHULMAN, INC.
(Issuer)
Common Stock, Par Value $1.00 Per Share
(including the associated Junior Participating Special Stock Purchase Rights issued under the
Rights Agreement)
(Title of Class of Securities)
808194104
(CUSIP Number of Class of Securities)
Robert A. Stefanko
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copy to:
J. Bret Treier
Vorys, Sater, Seymour and Pease LLP
First National Tower
106 South Main Street
Suite 1100
Akron, Ohio 44308
(330) 208-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$210,000,000.00	$22,470.00
     * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 8,750,000 shares of common stock at the maximum tender offer price of $24.00 per share.
     ** The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $107 per million of the value of the transaction.

     ☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by A. Schulman, Inc., a Delaware corporation (the “Company”), to purchase up to 8,750,000 shares of its common stock, par value $1.00 per share, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.
     (a) The name of the issuer is A. Schulman, Inc., a Delaware corporation, and the address of its principal executive office is 3550 West Market Street, Akron, Ohio 44333. The telephone number of its principal executive office is (330) 666-3751.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offer”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
     (b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.
     (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.
     (a) Not Applicable.
     (b) Not Applicable.

Item 11.	Additional Information.
     (a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about A. Schulman, Inc.”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated March 1, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated February 21, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K dated February 21, 2006.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Credit Agreement, dated as of February 28, 2006, among A. Schulman, Inc., A. Schulman Europe GmbH, A. Schulman Plastics, S.A., and A. Schulman International Services NV, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as European agent, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger and the lenders party to the Credit Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(b)(2)	Note Purchase Agreement, dated as of March 1, 2006, by and between A. Schulman Europe GmbH, A. Schulman, Inc. and the Purchasers and Guarantors named therein (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(c)	Not Applicable.

(d)(1)	A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(2)	Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(3)	Second Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(4)	Third Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(5)	A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement dated November 12, 1992 filed as Exhibit 28 to the Company’s Form 10-K for fiscal year ended August 31, 1992).

(d)(6)	Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(7)	Second Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1998).

(d)(8)	Third Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4(p) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(9)	Fourth Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2000).

(d)(10)	A. Schulman, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated January 24, 2003, Registration No. 333-102718).

(d)(11)	Non-Qualified Profit Sharing Plan (incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1995).

(d)(12)	Amendment to A. Schulman, Inc. Nonqualified Profit Sharing Plan (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(13)	Supplemental Executive Retirement Plan of the Company, effective January 1, 2004 (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2004).

(d)(14)	Employment Agreement between the Company and Robert A. Stefanko dated January 31, 1996 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(15)	Employment Agreement between the Company and Terry L. Haines dated January 31, 1996 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(16)	Employment Agreement between the Company and Alain C. Adam dated December 9, 1999 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 2000).

(d)(17)	Employment Agreement between the Company and John M. Myles dated as of July 8, 1998 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1998).

(d)(18)	Employment Agreement between the Company and Ronald G. Andres dated as of October 20, 1999 (incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1999).

(d)(19)	Agreement between the Company and Robert A. Stefanko dated as of August 1, 1985 (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(20)	Agreement between the Company and Robert A. Stefanko dated as of March 21, 1991 (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(21)	Agreement between the Company and Terry L. Haines dated as of March 21, 1991 (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(22)	Form of Amendment to Deferred Compensation Agreements between the Company and Robert A. Stefanko and Terry L. Haines (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(23)	Employment Agreement between the Company and Barry A. Rhodes dated January 10, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002).

(d)(24)	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(25)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(26)	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Director Form) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(27)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Director Form) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(28)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 12, 2005).

(d)(29)	Agreement by and among the Company and the Barrington Group, dated October 21, 2005 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated October 24, 2005).

(d)(30)	Employment Agreement by and between A. Schulman, Inc. and Paul F. DeSantis (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated January 6, 2006).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 1, 2006

A. SCHULMAN, INC.

By:	/s/ ROBERT A. STEFANKO

Name: Robert A. Stefanko
Title: Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated March 1, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated February 21, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K dated February 21, 2006.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Credit Agreement, dated as of February 28, 2006, among A. Schulman, Inc., A. Schulman Europe GmbH, A. Schulman Plastics, S.A., and A. Schulman International Services NV, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as European agent, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger and the lenders party to the Credit Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(b)(2)	Note Purchase Agreement, dated as of March 1, 2006, by and between A. Schulman Europe GmbH, A. Schulman, Inc. and the Purchasers and Guarantors named therein (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(c)	Not Applicable.

(d)(1)	A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(2)	Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(3)	Second Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(4)	Third Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(5)	A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement dated November 12, 1992 filed as Exhibit 28 to the Company’s Form 10-K for fiscal year ended August 31, 1992).

(d)(6)	Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(7)	Second Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1998).

(d)(8)	Third Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4(p) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(9)	Fourth Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2000).

(d)(10)	A. Schulman, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated January 24, 2003, Registration No. 333-102718).

(d)(11)	Non-Qualified Profit Sharing Plan (incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1995).

(d)(12)	Amendment to A. Schulman, Inc. Nonqualified Profit Sharing Plan (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(13)	Supplemental Executive Retirement Plan of the Company, effective January 1, 2004 (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2004).

(d)(14)	Employment Agreement between the Company and Robert A. Stefanko dated January 31, 1996 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(15)	Employment Agreement between the Company and Terry L. Haines dated January 31, 1996 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(16)	Employment Agreement between the Company and Alain C. Adam dated December 9, 1999 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 2000).

(d)(17)	Employment Agreement between the Company and John M. Myles dated as of July 8, 1998 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1998).

(d)(18)	Employment Agreement between the Company and Ronald G. Andres dated as of October 20, 1999 (incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1999).

(d)(19)	Agreement between the Company and Robert A. Stefanko dated as of August 1, 1985 (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(20)	Agreement between the Company and Robert A. Stefanko dated as of March 21, 1991 (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(21)	Agreement between the Company and Terry L. Haines dated as of March 21, 1991 (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(22)	Form of Amendment to Deferred Compensation Agreements between the Company and Robert A. Stefanko and Terry L. Haines (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(23)	Employment Agreement between the Company and Barry A. Rhodes dated January 10, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002).

(d)(24)	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(25)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(26)	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Director Form) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(27)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Director Form) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(28)	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 12, 2005).

(d)(29)	Agreement by and among the Company and the Barrington Group, dated October 21, 2005 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated October 24, 2005).

(d)(30)	Employment Agreement by and between A. Schulman, Inc. and Paul F. DeSantis (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated January 6, 2006).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.